

January 11, 2017

Mail Stop 4561

Nayeem Hussain
Chief Executive Officer
Keen Home Inc.
320 W 37th Street, 15th Floor
New York, New York 10018

> **Re:** **Keen Home Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 23, 2016**
> **File No. 024-10634**

Dear Mr. Hussain:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated December 6, 2016.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. Consider including a pro forma capitalization table that reflects the proceeds from this offering assuming the minimum, midpoint and maximum shares are sold. Also, to the extent that the automatic conversion features for your convertible notes will be triggered at any point, include pro forma adjustments to reflect the conversion of such notes into shares of your common stock.

Offering Circular Cover Page

2.	We note your responses to prior comments 2 and 3 regarding the compensation paid to your placement agent, SI Securities, LLC. Please revise the table on your Offering Circular cover page to include columns for the net offering proceeds to be received and the commissions paid to SI Securities, as required by Item 1(e) of Part II of Form 1-A. Also, please clarify whether the common stock underlying your placement agent's warrant, described on page 45, are being registered in this Regulation A offering statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results, page 33

3.	We note your response to prior comment 5 regarding your belief that you will be profitable within three years. Your revised disclosure includes your projections for margins and reduction of cost of goods sold through 2018. Please revise to provide the basis for these projections and how uncertain these projections are given your limited operating history.

Compensation of Directors and Executive Officers, page 40

4.	We note your response to prior comment 9 regarding the description of your compensation agreements and plans. Please revise to describe the change of control provisions of the 2014 Stock Plan and Stock Restriction Agreements, filed as Exhibits 6.1 through 6.3. Further, please revise to specify the number of restricted shares that are subject to each Stock Restriction Agreement and describe the circumstances under which you may repurchase these shares. Finally, please revise your entire executive compensation section to update for the fiscal year ended December 31, 2016.

Security Ownership of Management and Certain Shareholders, page 41

5.	We note your response to prior comment 10 regarding your 2015 and 2016 convertible notes payable. Since these convertible notes payable will be automatically converted if you raise more than $1.25 million in your Regulation A offering, please clarify whether your beneficial ownership disclosures include the common stock underlying your convertible notes payable. Please refer to Rule 13d-3 for further guidance.

Plan of Distribution and Selling Securityholders, page 45

6.	Please revise to disclose the approximate market value of each Rewards level on page 45 and the anticipated total cost of the rewards that may be issued in this Regulation A offering.

Notes to Financial Statements

Note 5. Long-Term Debt, page F-16

7.   You state on page 41 that the current offering will trigger automatic conversion of your Convertible Notes issued in 2015 and 2016 if the proceeds from the offering exceed $1,250,000. However, your disclosures here and on F-29 refer to automatic conversion of such notes upon a qualified equity financing in excess of $3.0 million. Please clarify this apparent inconsistency and revise your disclosures accordingly.

Exhibit 1A-11

8.   Revise to include a currently dated consent of your Independent Auditor. Refer to Item 16 to Part III of Form 1-A.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551- 3564 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Fanni Koszeg, Esq.
        CrowdCheck, Inc,